8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual General and Special Meeting of Shareholders to be held on Friday, May 30, 2025 022XAA This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Pacific Daylight Time, on Wednesday, May 28, 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C9999999999 IND SDOQ000001 COMMON SHARES Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free CPUQC01.E.INT/000001/i1234 123456789012345

Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY DateSignature(s) Signing Capacity /We being holder(s) of securities of Sandstorm Gold Ltd. (the “Company”) hereby appoint: Nolan Watson, or failing this person, David Awram, or failing this person, Erfan Kazemi (the “Management Nominees”) Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held in the Gold Boardroom at the Sandstorm Gold Ltd. head office located at Suite 3200, 733 Seymour Street, Vancouver, BC on Friday, May 30, 2025 at 10:00 am, PDT and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Fold Fold 3 7 8 8 6 7 022XBC 3. APPOINTMENT OF AUDITORS APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. For Withhold 1. NUMBER OF DIRECTORS TO SET THE NUMBER OF DIRECTORS AT EIGHT (8). 4. APPROVAL OF AMENDMENTS TO STOCK OPTION PLAN TO CONSIDER AND, IF DEEMED APPROPRIATE, TO PASS, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION TO APPROVE CERTAIN AMENDMENTS TO THE COMPANY’S STOCK OPTION PLAN WHICH CONVERT THE STOCK OPTION PLAN FROM A “ROLLING” PLAN TO A “FIXED MAXIMUM” PLAN WITH AN “EVERGREEN” FEATURE, ALL AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. 5. APPROVAL OF UNALLOCATED STOCK OPTIONS UNDER STOCK OPTION PLAN TO CONSIDER AND, IF DEEMED APPROPRIATE, TO PASS, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION TO APPROVE UNALLOCATED STOCK OPTIONS UNDER THE COMPANY’S STOCK OPTION PLAN, ALL AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. 6. APPROVAL OF UNALLOCATED RESTRICTED SHARE RIGHTS UNDER RESTRICTED SHARE PLAN TO CONSIDER AND, IF DEEMED APPROPRIATE, TO PASS, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION TO APPROVE UNALLOCATED RESTRICTED SHARE RIGHTS UNDER THE COMPANY’S RESTRICTED SHARE PLAN, ALL AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. 7. APPROVAL OF PERFORMANCE SHARE PLAN TO CONSIDER AND, IF DEEMED APPROPRIATE, TO PASS, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION TO APPROVE THE COMPANY’S PERFORMANCE SHARE PLAN AND THE 2024 PERFORMANCE SHARE RIGHTS AWARDS UNDER IT, ALL AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. 8. SAY ON PAY ADVISORY VOTE TO CONSIDER AND, IF DEEMED APPROPRIATE, TO PASS, WITH OR WITHOUT VARIATION, A NON-BINDING ADVISORY RESOLUTION ACCEPTING THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION, ALL AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. For For Against Against 2. Election of Directors 01. Nolan Watson For Withhold 04. Andrew T. Swarthout 02. David Awram For Withhold 05. John P.A. Budreski 03. David E. De Witt For Withhold 06. Mary L. Little 07. Vera Kobalia 08. Elif Lévesque A R 1 Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the annual financial statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. S D O Q 999999999999 C1234567890 IND C02 MR SAM SAMPLE X X X X